Contacts:

Lorus Therapeutics Inc. Media Contacts:       US Investor Relations

Bruce Rowlands  Pereina Choudhury / Amy Banek    Tim Clemensen

Senior Vice President  Mansfield Communications      Rubenstein Investor Relations

(416) 798-1200 ext. 338 (416) 599-0024 / (212) 370-5045    (212) 843-9337

browlands@lorusthera.com pereina@mcipr.com/amy@mcipr.com   tim@rir1.com

LORUS THERAPEUTICS PARTICIPATES AT THE 2004 ANNUAL MEETING OF THE AMERICAN SOCIETY OF CLINICAL ONCOLOGY

TSX:  LOR

AMEX: LRP

TORONTO, CANADA, JUNE 4, 2004 – Lorus Therapeutics Inc. (“Lorus”) announced today that it is participating at the American Society of Clinical Oncology (ASCO) annual meeting, June 5th to June 8th 2004, in New Orleans.  At the conference, Lorus will provide data on two of its lead drugs, Virulizin(R) and GTI-2040.

Virulizin(R), Lorus’ lead immunotherapy drug, currently in a Phase III registration clinical trial in North America and Europe for the treatment of advanced pancreatic cancer, is the subject of an abstract titled, “Stimulation of Natural Killer (NK) Cell and Macrophage Infiltration in Pancreatic Cancer with Virulizin (V), an Immunotherapeutic Agent.”

The abstract, which is published in the meeting proceedings, summarizes preclinical studies using Virulizin(R) as an anticancer treatment.  These studies supported a mechanism of action through enhanced immune cell activity, including Natural Killer (NK) cell function, across a number of cancer types including pancreatic cancer.

Recent preclinical studies demonstrate that NK cells infiltrate tumors following Virulizin(R) treatment.  It is believed that low NK cell activity may be a risk factor for cancer or cancer spread, and a negative prognostic indicator in pancreatic cancer. Therefore, a drug that stimulates NK cell activity has the potential to be a valuable anticancer tool. In addition to primary and secondary endpoints, such as survival and clinical benefit, the current Phase III clinical trial will also examine NK cell function and other immune parameters as potential biologic markers of therapeutic response.

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This data presentation on Virulizin(R) will also be given by Lorus’ clinical team at the company’s exhibitor booth.  Additionally, the team will discuss the findings and the status of Virulizin(R) currently in a Phase III clinical trial and will share the progress on GTI-2040, a Phase II clinical stage compound under development by Lorus for the treatment of a variety of different cancer indications.

“The ASCO conference provides Lorus the opportunity to profile and share the significant advancements that we have made in the drug development progress of our clinical and preclinical programs,” said Dr. Jim A. Wright, chief executive officer, Lorus.  “The conference affords us the opportunity to engage in constructive dialogue regarding our programs with leading scientists and oncologists.”

The ASCO annual conference is an important event in clinical oncology worldwide, attracting researchers, clinicians and members of the pharmaceutical industry. The conference provides oncology professionals with the most current information on recent developments in cancer research, prevention, and treatment.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com .

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